Exhibit 99.10
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Explosion at the Buncefield Oil Terminal in Great Britain
Paris, December 11, 2005 – Total confirms that at six o’clock this morning (local time) an explosion occurred at an oil depot belonging to its UK subsidiary at its Buncefield terminal north of London. The site is part of a storage complex for petroleum products. Firefighters and police are at the scene dealing with the incident. Total UK has mobilised response teams to give help and support to all those affected by the explosion and the fire which followed it.

According to police and rescue teams, there would have been 36 injuries, most of them minor and they would have been treated at the local hospital. Four individuals would have sustained more serious injuries.

The cause of the explosion has not yet been identified.

Total UK is working closely with the police and safety teams, using the inter-professional incident response plan.

Further details on the Buncefield terminal are available on www.total.co.uk

Press contact : Catherine Enck : 33 (6) 89 84 34 22
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com